

October 27, 2014

<u>VIA E-MAIL</u>

Steven B. Boehm, Esq.
Sutherland, Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001

Re: Credit Suisse Corporate Credit Solutions, Inc.
        SEC File Nos. 333-198981 and 814-1102

Dear Mr. Boehm:

On September 26, 2014, you filed a registration statement on Form N-2 to register common shares of Credit Suisse Corporate Credit Solutions, Inc. (the "Fund"), a business development company. We have reviewed the registration statement, and have provided our comments below. For convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The term "Corporate Credit" in the Fund's name suggests that the Fund will invest in corporate debt securities. Rule 35d-1 under the Investment Company Act of 1940 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please disclose a policy stating that the Fund will invest, under normal circumstances, at least 80% of the value of its assets in corporate debt securities.

2.   The first paragraph states that the Fund qualifies as an "emerging growth company" under applicable SEC rules. Please disclose the effect on the Fund, if any, of qualifying as an emerging growth company.

3.   The second paragraph states that the Fund will invest in secured and unsecured debt. Please disclose the quality and maturity of the debt in which the Fund will invest.

4.   Please set forth in bold face type the bullets appearing after the fifth paragraph.

5.   The fourth bullet in the list states that the Fund expects to repurchase only a limited number shares. Please revise the referenced bullet to state that the Fund will not repurchase any shares until at least the fourth calendar quarter of 2015 and will repurchase no more than 5% of shares outstanding in any calendar quarter. *See* "Share Liquidity Strategy" page 110.

Prospectus Summary — Credit Suisse Corporate Credit Solutions, Inc. (Page 1)

6.   Please move the description of the history of the CCS Group (the last paragraph on page 1 and the first paragraph on page 2), to the next section, captioned "Corporate History and Information."

Prospectus Summary — Corporate History and Information (Page 2)

7.   The first paragraph of this section states that Credit Suisse Alternative Capital, LLC contributed $221 million to the Fund. Credit Suisse Loan Funding then sold a portfolio of secured loans to the Fund for $206 million. Both entities are indirect wholly-owned subsidiaries of Credit Suisse. Please inform us whether any Credit Suisse affiliate continues to own any securities issued by any of the parties to the secured loans. We may have additional comments after reviewing your response.

Prospectus Summary — Portfolio Composition (Page 3)

8.   Please describe the credit quality of the Fund's initial portfolio.

Prospectus Summary — Credit Suisse Asset Management, LLC (Page 3)

9.   The fifth paragraph of this section states that the CCS Team will "focus on the goals of preserving capital and generating attractive risk-adjusted returns." The Cover Page states that the "investment objective is to generate current income, and to a lesser extent, capital appreciation . . . ." Please reconcile these statements.

10.   This section presents the performance of the CCS Team Portfolio since January 2012. The Division has permitted a fund to present performance of accounts of a registered investment adviser that were managed in a substantially similar manner to the fund. *See* Nicholas-Applegate Mutual Funds (SEC No-Action pub. avail. Aug. 6, 1996). The Division also has permitted prospectus disclosure of the performance of a portfolio manager who moves from one registered adviser to another registered adviser. *See* Bramwell Growth Fund (SEC No-Action pub. avail. Aug. 7, 1997). It is not clear how the performance information presented here is consistent with

those no-action letters. Please provide us with an analysis explaining the legal basis for presentation of the CCS Team's performance. In addition, please respond to the following:

- During the performance period shown, was the CCS Team employed by an investment adviser registered under the Investment Advisor's Act of 1940?
- Other than loans originated by the CCS Team, did the CCS Group, while part of Credit Suisse's Investment Banking Division, originate any loans to middle-market companies?
- The prospectus states that the Fund has purchased a portfolio of loans, originated by the CCS Team, from Credit Suisse Loan Funding LLC ("Loan Funding"). Did the Fund purchase substantially all of the assets of Loan Funding, or did the Fund purchase only a portion of Loan Funding's assets?
- Did any investment professionals other than the members of the CCS Team provide services to Loan Funding?
- Did the CCS Team originate loans other than the loans in Loan Funding?
- The prospectus states that the CCS Team is comprised of four investment professionals, including Jens Ernberg and Thomas Hall, the senior members of the team.   Please identify the other members of the Team, their roles and how long they have served on the Team.
- Other than the four investment professionals noted in the prospectus, have any other investment professionals served on the CCS Team since its formation. If so, please identify those professional, their roles and periods of service for the Team.
- Does the performance represent all the performance of the CCS Team, *i.e.*, did it manage any other investments?
- Does the performance presented represent returns of a partial account, a single account or a composite of multiple accounts?
- The prospectus states that investment decisions for the Fund must be made by unanimous decision of the Investment Committee. The Investment Committee is comprised of Jens Ernberg, Thomas Hall and John Popp. Has John Popp ever served as a member of the CCS Team?
- The last paragraph on page 3 states that the CCS Team will manage the Fund utilizing substantially similar investment objectives, investment policies and investment strategies as it used to manage the CCS Team Portfolio. We note that other disclosure states that the portfolio of loans purchased from Loan Funding, which were originated by the CCS Team, is comprised of 99.2% senior secured loans. The Fund, however, may invest in a number of investments other than senior secured loans, including unsecured debt (mezzanine loans) (page 3); investments in large U.S. companies, foreign companies, stressed or distressed debt, structured products, or private equity (page 1); and other funds (page 15). In addition, the prospectus indicates that although the CCS Team has previously originated its loans, the Fund may make open-market secondary purchases (page 1). Finally, the Fund expects to use leverage through a Credit Facility. Given these differences, please explain why the investment style of the Proprietary Account should be deemed substantially similar to that of the Fund.

We may have additional comments after reviewing your response.

Prospectus Summary — Distribution Policy (Page 10)

11.   Please disclose here that the Fund may make return of capital distributions. *See* Prospectus, page 87. Please state that a return of capital is a return to investors of a portion of their original investment in the Fund, and describe the short term and long term tax implications for shareholders.

Prospectus Summary — Adviser Fees — *Management Fee* (Page 12)

12.   This section provides that initially the advisory fee rate will be 1.50% of average gross assets, *excluding* cash and cash equivalents. After any listing of common stock on a national securities exchange, the advisory fee will increase to an annual rate of 1.75% of average gross assets, *including* cash and cash equivalents. Disclosure elsewhere provides that the Fund will not seek a liquidity event, such as listing on an exchange for seven years. Please explain the Board's considerations which led it to conclude that (1) listing on an exchange justifies a fee rate increase (*e.g.*, other services that will be provided), and (2) it is appropriate to fix the advisory fee rate now for a time period at least seven years in the future.

13.   The second sentence of this section provides that the management fee will be based on "average gross assets . . . at the end of our two most recently completed calendar months." This language is confusing. Please clarify how average gross assets are determined.

Prospectus Summary — Adviser Fees — *Incentive Fee* (Page 12)

14.   This section provides that "[t]he portion of the Incentive Fee based on income is determined and paid . . . by reference to our aggregate pre-Incentive Fee net ***investment income*** . . . ." (Emphasis added). The incentive fee, however, on page 13, is set forth in terms of "Ordinary Income", which is defined to include not only investment income, such as interest and dividends, but "any other income (including any other fees, such as commitment origination, structuring, diligence and consulting fees but excluding fees for providing significant managerial assistance)". Please explain why it is appropriate for an incentive fee based on investment income to include certain fee income.

Fees and Expenses — Stockholder transaction expenses (Page 16)

15.   The amount disclosed for offering expenses is 0.30%. Disclosure on the cover page of the registration statement states that offering costs are estimated to be $1,500,000 which will be 0.30% based on gross proceeds of $500,000,000. The "Annual Expenses" portion of the fee table is based on an offering of $260,000,000 (see footnote 4 to fee table). Please explain why amounts in the "Shareholder Transaction Expenses" and "Annual Expenses" are based on different gross proceeds amounts and why this is appropriate.

Fees and Expenses — Annual expenses (Page 16)

16.   The amount disclosed for "Incentive Fees (20% of investment income and capital gains)" is 2.19%. Please explain how this amount was estimated since the Fund does not have any historic operations.

Fees and Expenses — Example (**Page 18)**

17.   The preamble to the Example provides, in part, that "we have assumed we would have no additional leverage." Footnote (6) to the fee table, however, states that the fee table assumes the Fund will borrow for investment purposes an amount equal to 46% of net assets. Please revise the preamble and footnote (6) to be consistent.

18.   The Example includes the following caption to introduce the costs of an investment in the Fund: "You would pay the following expenses on a $1,000 investment, assuming 5% annual return *from realized capital gains*". (Emphasis added.) The Incentive Fee line item in the fee table, however, includes a parenthetical stating that the Incentive Fee is "20% *of investment income and capital gains*". (Emphasis added.) Inasmuch as the Example is not based solely on realized gains, please delete the "from realized capital gains" from the caption. In addition, the following language from the paragraph following the Example is confusing and does not appear to be accurate:

> Because the income portion of the Incentive Fee under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of the capital gains portion of the Incentive Fee under the Investment Advisory Agreement. The income portion of the Incentive Fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example.

Please revise the language above to clarify and to eliminate any inaccuracies.

19.   The sixth sentence in the paragraph following the Example states, in part, that "reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from net asset value." The Example includes the following caption to introduce the costs of an investment. The disclosure in the section titled "Distribtion Reinvestment Plan, on page 108, suggests, however, that reinvestments will be based on current net asset value. Please reconcile the disclosure concerning the Distribution Reinvestment Plan.

Compensation of the Dealer Manager and the Adviser (Page 19)

20.   This section estimates the amount of the Management Fee based on the maximum offering size to be $5,700,000. Please explain how this amount was determined and whether the Fund's use of borrowings was considered in determining this amount.

Risks Related to Our Investments — *We may acquire various structured financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our stockholders.* **(Page 43)**

21.   This section states that the Fund may use various types of derivative instruments for purposes of hedging against interest rate and currency exchange rate fluctuations and credit risk. Please inform us supplementally in your letter responding to these comments how derivatives will be valued for purposes of calculating the Fund's net asset value and management fees. Also, please consider the staff's observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter is available at: *http://www.sec.gov/divisions/investment/guidance/ici073010.pdf*

Portfolio Companies (Page 71)

22.   The investments set forth in this section are not included in the August 29, 2014 audited seed financial statements. Please file an audited schedule of investments for the investments acquired subsequent to the seed balance sheet date.

23.   Please disclose the time period that is covered with regard to items (a) through (d) of footnote (2). The staff would expect this disclosure to cover at least the previous three years.

24.   Disclosure in footnote (6) states that the limited partnership units disclosed on page 72 relate to NSG Co-Invest (Bermuda) LP. Please explain why NSG Co-Invest (Bermuda) LP is not included in the "Description" column on page 72.

Investment Advisory Agreement and Fees — Investment and Asset Management Team (Page 75)

25.   Please disclose that information has been provided for each CCS Team member who is "jointly and primarily" responsible for day-to-day management of the Fund. Please explain to us why portfolio manager information has been provided for only two of the four CCS Team members.

Investment Advisory Agreement and Fees— Compensation of the Adviser — *Incentive Fees* (Page 77)

26.   Please provide a graphic representation of the calculation of the income portion of the Incentive Fee at various hurdle rates.

Determination of Net Asset Value (Page 101)

27.   Please disclose that net asset value will be determined within 48 hours prior to any sale of shares. *See* Section 23(b) of the Investment Company Act of 1940.

Notes to Statement of Assets and Liabilities (Page F-4)

28   Disclosure on Page 71 of the registration statement describes a capital contribution of $221,000,000 and purchase of $206,000,000 of investments on September 5, 2014. The auditor's opinion on the seed financial statements was dated September 11, 2014. Please add a subsequent event footnote to the seed financial statements describing these material events that occurred prior to the issuance of the audit opinion.

Note 3 — Organization, Offering Costs and Transactions with Affiliates (Page F-5)

29.   This note makes several references to "organizational and *operating* costs" (Emphasis added). Based on the title of the footnote it appears that this disclosure was intended to relate to "initial organizational and *offering* costs". Please revise the disclosure as appropriate.

30.   Please confirm that any initial organization or offering costs incurred by the advisor in excess of $1,500,000 will not be subject to future recapture. If there is a recapture provision, please disclose the terms of that provision in Note 3 and in a footnote to the fee table.

31.   Please explain to us why organization and offering costs were not included in the seed financial statements.

GENERAL COMMENTS

32.   Please advise us whether FINRA has approved the underwriting terms of the Fund's offering.

33.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

34.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

35.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

36.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

37.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing an amendment, please feel free to contact me at 202-551-6945.

Sincerely,

/s/ John M. Ganley

John M. Ganley
Senior Counsel

cc: Michael J. Shaffer